FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated February 25, 2014 of Diana Shipping Inc. (the "Company") announcing that in connection with its underwritten public offering of 2,400,000 shares of its 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") the Company sold an additional 200,000 Series B Preferred Shares pursuant to the underwriters' partial exercise of their over-allotment option.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)

Dated: February 25, 2014	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

EXHIBIT 99.1

                           Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-947-0100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

Diana Shipping Inc. Announces Partial Exercise of Over-allotment Option to Purchase Additional 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares

ATHENS, Greece, February 25, 2014 – Diana Shipping Inc. (NYSE:DSX) (the "Company") today announced that, in connection with its previously announced underwritten public offering of 2,400,000 shares of its 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the "Series B Preferred Shares") at $25.00 per share, the Company has sold an additional 200,000 Series B Preferred Shares on the same terms on which the 2,400,000 Series B Preferred Shares were sold to the underwriters pursuant to the underwriters' partial exercise of their over-allotment option.  The net proceeds from the sale of the additional Series B Preferred Shares pursuant to the over-allotment option were approximately $4.8 million.  As previously announced, the Company plans to use the net proceeds of the offering for general corporate purposes, which may include the repayment of debt and the acquisition of vessels.

The Series B Preferred Shares began trading on the New York Stock Exchange under the symbol "DSXPRB" on February 21, 2014.

Following the closing of the sale of the additional Series B Preferred Shares on February 24, 2014, the Company has 2,600,000 Series B Preferred Shares issued and outstanding and 82,841,370 shares of common stock, par value $0.01 per share, issued and outstanding.

Morgan Stanley & Co. LLC, UBS Securities LLC and Deutsche Bank Securities Inc. are acting as the joint bookrunning managers for the offering.

The final prospectus supplement and the accompanying prospectus relating to the offering have been filed with the SEC and are available at the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or by calling 1 866 718-1649 or by e-mail at prospectus@morganstanley.com; UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Specialist, or by calling: 1 877 827-6444, ext. 561 3884; or Deutsche Bank Securities Inc., Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3988, Attention: Prospectus Department, or by calling 1 (800) 503-4611 or by email at prospectus.cpdg@db.com.

The offering was made pursuant to the Company's existing shelf registration statement previously filed with the Securities and Exchange Commission ("SEC") and declared effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Diana Shipping Inc.

Diana Shipping Inc. is a leading global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.  The Company's common shares trade on the New York Stock Exchange under the symbol "DSX."

Forward-Looking Statements

Certain of the statements made in this press release are "forward-looking statements" as defined by U.S. federal securities laws, such as those, among others, relating to the Company's expectations regarding the use of proceeds of this offering.  Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.  All forward-looking statements involve risks and uncertainties.  Actual results or developments may differ materially from those projected or implied in these forward-looking statements.  Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and other risks set forth in the prospectus for the offering described herein.